POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

General

The following information, prepared as at July 5, 2011, should be read in conjunction with the condensed interim consolidated financial statements of PolyMet Mining Corp. (the “Company” or “PolyMet”) for the three months ended April 30, 2011 and related notes attached thereto, which are prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of four independent directors, has reviewed this document pursuant to its mandate and charter.

Forward Looking Statements

This Management Discussion and Analysis (“MD&A”) contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. These forward-looking statements appear in a number of different places in this MD&A and can frequently, but not always, be identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, “projects”, “plans” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause PolyMet’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Forward-looking statements include statements regarding the outlook for the Company’s future operations, plans and timing for PolyMet’s exploration and development programs, statements about future market conditions, supply and demand conditions, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The Company’s actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying the Company’s predictions. Some of these risks and assumptions include: general economic and business conditions, including changes in interest rates; prices of natural resources, costs associated with mineral exploration and development, and other economic conditions; natural phenomena; actions by governments and authorities including changes in government regulation; uncertainties associated with legal proceedings; changes in the resource market; future decisions by management in response to changing conditions; future decisions by management in response to changing conditions; the Company’s ability to execute prospective business plans, and misjudgments in the course of preparing forward-looking statements.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to PolyMet or persons acting on its behalf. The Company expressly disclaims any obligation to update publicly, or otherwise, these statements, whether as a result of new information, future events or otherwise except to the extent required by law. Readers should carefully review the cautionary statements and risk factors contained in this and all other documents that the Company files from time to time with regulatory authorities.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and NYSE Amex listed Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

Asset Acquisitions

On November 15, 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cliffs Natural Resources, Inc. (formerly Cleveland Cliffs, Inc.) (NYSE:CLF) (“Cliffs”) to acquire the Erie Plant, which is located 10 kilometers (6 miles) west of PolyMet’s NorthMet deposit. The plant was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy at which time the plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used for the NorthMet ore. The plant assets now owned by PolyMet include crushing and milling equipment, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine workshops, as well as access to extensive mining infrastructure including roads, rail, water, and power. A new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce concentrates containing copper, nickel, cobalt and precious metals. The concentrates are planned to be sold prior to completion of construction and commissioning of the new hydrometallurgical metal recovery processing facilities. Once completed, the new hydrometallurgical plant will produce copper metal, nickel-cobalt hydroxide and a precious metals precipitate.

On December 20, 2006 the Company acquired from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. This transaction also included 120 railcars, locomotive fueling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres of land to the east and west of and contiguous to its existing tailing facilities.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property under both transactions.

In April 2010, Cliffs entered into a consent decree with the Minnesota Pollution Control Agency (“MPCA”) relating to alleged violations on the Cliffs Erie Property. This consent decree required submission of Field Study Plan Outlines and Short Term Mitigation Plans, which have been approved by the MPCA. As part of its prior transactions with Cliffs, PolyMet has agreed to indemnify Cliffs for certain on-going site environmental liabilities.

Feasibility Study, Mineral Resources and Mineral Reserves

With publication of the Definitive Feasibility Study (“DFS”) in September 2006, summarized in a Technical Report under National Instrument 43-101 (“NI 43-101”), PolyMet established SEC-standard mineral reserves. Proven and probable mineral reserves were estimated at 181.7 million short tons grading 0.31% copper, 0.09% nickel and 0.01 ounces per ton ("opt") of precious metals. In September 2007, PolyMet reported an expansion in these proven and probable mineral reserves to 274.7 million short tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold).

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

These reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The reserves lie within measured and indicated mineral resources that were expanded to 638.2 million tons grading 0.27% copper, 0.08% nickel and 0.01 opt of precious metals (palladium, platinum and gold). In addition, inferred mineral resources total 251.6 million tons grading 0.28% copper, 0.08% nickel and 0.01 opt of precious metals.

DFS Update
On May 20, 2008 PolyMet reported revised plans and cost estimates for construction and operating costs. The revised plans include:

  the sale of concentrate during the construction and commissioning of new metallurgical facilities resulting in a shorter pre-production construction period (12-15 months) and reduced capital costs prior to first revenues ($312 million versus $380 million);
  the new metallurgical facilities to be constructed during initial production and sales of concentrate. PolyMet anticipates that much of the additional $290 million of capital costs (for total project capital of $602 million) will be funded from cash flow from initial operations;
  mine plans (based on copper at $1.25 per pound) reflect the increase in reserves and decrease in stripping ratio reported on 26 September 2007, the use of 240-ton trucks, and owner versus contract mine operations, and
  $77 million of mining equipment, which was assumed to be provided by a mining contractor in the DFS has been incorporated as an operating lease in updated operating costs.

Project Improvements
On February 2, 2011 the Company announced that it had simplified the proposed metallurgical process and now plans to build the project in two phases:

  Phase I: produce and market concentrates containing copper, nickel, cobalt and precious metals, and
  Phase II: process the nickel concentrate through a single autoclave, resulting in production and sale of high grade copper concentrate, value added nickel-cobalt hydroxide, and precious metals precipitate products.

Previous plans included a second autoclave and a copper solvent extraction/electro-winning (“SX-EW”) circuit to produce copper metal along with value added nickel-cobalt hydroxide and precious metals precipitate products. The changes reflect continued metallurgical process and other project improvements as well as improved environmental controls that are being incorporated into the environmental review process. The advantages, compared with the earlier plan, include a better return on capital investment, reduced financial risk, lower energy consumption, and reduced waste disposal and emissions at site. Approximately $127 million of the total $602 million capital costs estimated in the May 2008 DFS Update will not be incurred in this revised plan.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Environmental Review

In October 2005, the Minnesota Department of Natural Resources ("MDNR") published its Environmental Assessment Worksheet Decision Document establishing the MDNR as the lead state agency and the US Army Corps of Engineers (“USACE") as the lead federal agency (together the “Lead Agencies”) for preparation of an Environmental Impact Statement (“EIS”) for the project. In 2006 these Lead Agencies selected an independent environmental contractor (“the EIS Contractor”) to prepare the EIS. The EIS Contractor is Environmental Resources Management, a leading global provider of environmental, health and safety, risk, and social consulting services. The EIS Contractor team included members with expertise and experience in mining sulfidic ores. Several other government agencies (including the US Forest Service, the Bois Forte Band of Chippewa and the Fond Du Lac Band of Lake Superior Chippewa) joined the EIS preparation team as Cooperating Agencies which brought their special expertise to the process.

Under state and federal guidelines and regulations, a Draft EIS identifies the environmental impact of a proposed project as well as evaluating alternatives and ways to mitigate potential impacts. PolyMet was involved in the process of alternative/mitigation development and had input into the technical and economical feasibility of potential alternatives and mitigations. The EIS Contractor prepared a series of preliminary versions of the Draft EIS that were reviewed and commented on by the Lead Agencies, other governmental agencies, and PolyMet.

In October 2009, the Lead Agencies published the PolyMet Draft EIS with formal notification of publication in the Minnesota Environmental Quality Board (“EQB”) Monitor and the Federal Register on November 2 and November 6, 2009, respectively. The formal notification of publication started a 90-day period for public review and comment, which ended on 3 February 2010. During this period, the lead Agencies held two public meetings – one in the town of Aurora, MN near the project location and one in Blaine, MN in the metropolitan Minneapolis-St. Paul area.

The Lead Agencies received more than 3,700 submissions containing approximately 22,000 separate comments, including an extensive comment letter from the US Environmental Protection Agency (“EPA”) in its role as reviewer of projects that could impact the environment.

On June 25, 2010 the Lead Agencies announced that they intend to complete the EIS process by preparing a Supplemental Draft EIS that incorporates the proposed US Forest Service ("USFS") land exchange and expands government agency cooperation. The USFS joined the USACE as a federal co-lead agency through the completion of the EIS process. In addition, the EPA will join the effort as a cooperating agency. The MDNR remains the state co-lead agency.

On October 13, 2010 the USACE and the USFS published a Notice of Intent to complete the Supplemental Draft EIS, which will:

  Supplement and supersede the Draft EIS and respond to concerns identified by the EPA and other comments on the Draft EIS.
  Incorporate potential effects from the proposed land exchange between the USFS Superior National Forest and PolyMet.

Public review of the scope of the land exchange ended on November 29, 2010.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

The Notice of Intent stated that the proposed land exchange would eliminate conflicts between the United States and private mineral ownership and consolidate land ownership to improve Superior National Forest management effectiveness and public access to federal lands. The proposed exchange is in accordance with Forest Service Strategic Plan Goals to provide and sustain long-term socioeconomic benefits to the American people, conserve open space, and sustain and enhance outdoor recreation activities.

The NorthMet mine site encompasses approximately 2,840 of the 6,650 acres of land proposed for exchange to private ownership; the remaining federal property would improve intermingled and inefficient ownership patterns and eliminate conflicts if minerals development were to expand in the future.

The lands that would be received by the Superior National Forest consist of forest and wetland habitat as well as lake frontage. These lands would enhance public recreation opportunities and complement existing federal ownership by eliminating or reducing private holdings surrounded by Superior National Forest land.

Once the Supplemental Draft EIS is completed, it will be made available for public review prior to preparation of the final EIS. Completion of the final EIS and a subsequent Adequacy Decision by the DNR and Record of Decision by the federal agencies are necessary before the land exchange can occur and various permits required to construct and operate the project can be issued.

Prior to receipt of the permits, the Company intends to secure construction financing that would be available upon receipt of key permits, with construction slated to start upon availability of construction finance.

Construction of NorthMet is expected to be made up of four major components:

1.	Implementation of environmental safeguards;
2.	Construction of the mine and reactivation of some existing mine infrastructure;
3.	Refurbishment of the existing Erie Plant facilities and construction of new flotation facilities, and
4.	Construction of a new hydrometallurgical plant.

Key Developments

On March 10, 2011 PolyMet appointed Alan R. (Al) Hodnik and Michael M. (Mike) Sill to its Board of Directors.

In March 2011, PolyMet entered into an agreement with the State of Minnesota’s Department of Natural Resources committing it to an additional $2,818,000 through April 1, 2012 for continued work on the SDEIS.

On April 15, 2011 PolyMet reported that the Lead Agencies anticipate that the Supplemental Draft EIS will be finalized for publication and public comment period will commence during the fall of 2011. The detailed project, which includes the simplified metallurgical process and reduction in capital costs that the Company announced on February 2, 2011, will be modeled to predict environmental impacts of the project. The third party contractor hired by the lead agencies will then prepare a preliminary Supplemental Draft EIS, which will be reviewed by the lead agencies, cooperating agencies (including the EPA and tribal governments) and PolyMet.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

On April 15, 2011 the Board of the Iron Range Resources and Rehabilitation Board (“IRRRB”) reapproved a secured loan to Poly Met Mining, Inc. of up to $4 million. The loan was originally approved on December 16, 2010 but did not proceed until a legal challenge as to whether the IRRRB was authorized to make such a loan was withdrawn following passage of state legislation that clarified that the IRRRB is an economic development agency with no regulatory oversight for mine permitting activities.

The loan was approved by the Governor of State of Minnesota on May 3, 2011 and closed on June 28, 2011. The loan is secured by land acquired from proceeds of the loan, carries a fixed interest rate of 5% per annum, and will be repayable on June 30, 2016. PolyMet issued warrants giving the IRRRB the right to purchase up to 400,000 shares of its common stock at US$2.50 per share at any time until the earlier of June 30, 2016 and one year after permits are received.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Results of Operations

For the three months ended April 30, 2011 (the “2012 first quarter”) compared to the three months ended April 30, 2010 (the “2011 first quarter”)

This is the first quarter in which the Company is reporting under International Financial Reporting Standards (“IFRS”). All of the balances set out in this and following sections, including the Summary of Quarterly results, conform to IFRS standards.

a) Loss for the Period:

During the three months ended April 30, 2011, the Company incurred a loss of $1,319,000 ($0.01) loss per share) compared to a loss of $918,000 ($0.01 loss per share) in the fiscal 2011 first quarter. The increase in the net loss for the period was primarily attributable to an increase in stock-based compensation to $536,000 in the current year period from $10,000 in the prior year period and professional fees of $205,000 (prior year period - $33,000) due to increased corporate activities, partially offset by a decrease in exploration expense to $nil in the 2012 first quarter (2011 first quarter - $193,000) and a decrease in office and corporate wages to $184,000 (prior year period - $361,000).

b) Cash Flows:

Cash used in operating activities in the three months ended April 30, 2011 was $1,101,000 compared to cash used in the three months ended April 30, 2010 of $833,000. The variance in cash is primarily due to changes in non-cash working capital balances and the above noted professional fees, office and corporate wages and exploration expense variances.

Cash used in financing activities for the three months ended April 30, 2011 was $437,000 (prior year period - $484,000). The 2012 first quarter activity was primarily due to the scheduled repayment of $500,000 of debt (prior year period - $500,000) and the issuance of share capital on the exercise of stock options for $67,000 (prior year period - $16,000).

Cash used in investing activities for the three months ended April 30, 2011 was $2.914 million compared with $4.775 million in the three months ended April 30, 2010, with the decrease being primarily the result of no drilling activity in the current year period and lower engineering and project costs as the Company has scaled back work not required for permitting over the last year.

Total cash for the three months ended April 30, 2011 decreased by $4.452 million for a balance of $5.909 million compared to the three months ended April 30, 2011 where cash decreased $6.092 million to a balance of $15.190 million.

c) Capital Expenditures:

During the three months ended April 30, 2011 the Company capitalized $3.439 million (2010 -$5.352 million) of costs primarily directly related to site activity, the draft EIS and permitting.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Apr 30 2011 $	Jan. 31 2011 $	Oct. 31 2010 $	July 31 2010 $	Apr 30 2010 $	Jan 31 2010 $	Oct. 31 2009 $	July 31 2009 $
Total Revenues	-	-	-	-	-	-	-	-
General and Administrative	(1,183)	(748)	(281)	(2,468)	(851)	(6,069)	(779)	(988)
Other Income (Expenses)	(136)	(3,206)	18	(81)	(67)	(138)	(108)	(96)
Net Loss	(1,319)	(3,954)	(263)	(2,549)	(918)	(6,207)	(887)	(1,084)
Loss per share	(0.01)	(0.03)	(0.00)	(0.02)	(0.01)	(0.04)	(0.01)	(0.01)

Significant items to report for the quarterly results are as follows:

A non-cash loss of $3.831 million on refinancing of convertible debt in the quarter ended January 31, 2011. There were no similar losses recorded in other quarters.

A recovery of previously expensed stock based compensation costs of $212,000 due to the forfeiture of unvested stock options was recorded in the quarter ended October 31, 2010. There were no similar stock based compensation recoveries recorded in the other quarters.

The Company recorded deferred income tax recoveries as the expiration of warrants triggered a capital gain for tax purposes which was offset by the application of tax losses carried forward resulting in a credit of $1,219,000 and $171,000 in the quarters ended January 31, 2011, and October 31, 2010, respectively. There were no similar tax recoveries recorded in the other quarters.

A financing cost write-off of $1.830 million was recorded in the quarter ended July 31, 2010. There were no similar financing cost write-offs recorded in the other quarters.

A loss on asset held for sale of $520,000 was recorded in the quarter ended January 31, 2011.

Exploration expense of $193,000 was recorded in the quarter ended April 30, 2010. There were no exploration expenses recorded in the other quarters.

Warrant amendment expenses of $3.915 million and $1.005 million were recorded in the quarters ended January 31, 2010 and October 31, 2009 respectively. There were no warrant amendment expenses recorded in the other quarters.

The net loss included stock based compensation expense (recovery) for the quarters ended:

1.	April 30, 2011 - $536,000
2.	January 31, 2011 - $50,000
3.	October 31, 2010 - $(203,000)
4.	July 31, 2010 - $24,000
5.	April 30, 2010 - $10,000
6.	January 31, 2010 - $33,000
7.	October 31, 2009 - $97,000
8.	July 31, 2009 - $332,000

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Financing Activities

During the three months ended April 30, 2011 the Company issued 95,000 shares (prior year period – 25,000) upon exercise of options for proceeds of $67,000 (prior year period -$16,000). During the quarter ended April 30, 2011, PolyMet also issued 75,000 shares (prior year period – nil) as partial payment for options to purchase land.

On November 12, 2010, the Company announced that it had entered into a definitive agreement with Glencore to sell in a private placement 15 million common shares at US$2.00 per share for gross proceeds of US$30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of US$10 million (closed on January 17, 2011);
  Tranche 2 of US$10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Company’s three year operating budget to be approved by Glencore (the “Budget”), and (ii) October 17, 2011; and
  Tranche 3 of US$10 million is expected to close on the earlier of a) within ten business days following receipt by PolyMet of key permits, in a form reasonably acceptable to Glencore, that will enable the start of construction of the Project, and b) October 15, 2012.

Glencore has a right of first refusal to provide all material financings, subject to regulatory approval, if it owns 10% or more of the issued and outstanding shares of PolyMet and, if it owns more than 5% of the issued and outstanding shares of PolyMet, Glencore has the right to participate in any equity-related financing to maintain its partially diluted ownership interest (19.6% as of April 30, 2011).

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Liquidity and Capital Resources

As at April 30, 2011 the Company had working capital of $693,000 compared with working capital of $4.199 million at January 31, 2011 consisting primarily of cash of $5.909 million (January 31, 2011 - $10.361 million), prepaid expenses of $929,000 (January 31, 2011 -$636,000), asset held for sale of $3.420 million (January 31, 2011 - $3.420 million); accounts payable and accrued liabilities of $2.122 million (January 31, 2011 - $2.444 million), the current portion of the notes to Cliffs of $6.500 million (January 31, 2011 - $6.750 million) and the current portion of asset retirement obligations of $1.408 million (January 31, 2011 - $1.408 million). The Company expects to pay the remaining balance of $1.521 million (January 31, 2011 - $1.775 million) long term notes to Cliffs and the convertible debt principal balance of $25 million plus capitalized interest from working capital, additional financing and funds from operations once commercial production has commenced. The Company’s cash is primarily held in deposits and bearer deposits of a major Canadian bank and does not include any exposure to asset-backed commercial paper.

At April 30, 2011 the Company had non-binding commitments in 2011 and 2012 of $1.146 million to pay options to maintain its right to acquire certain lands that it will need at permitting. These lands include land that the Company expects to exchange with the USFS for surface rights at the mine site and land for wetland credits.

As at April 30, 2011 the Company, in addition to its obligation to Cliffs and Glencore as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval. To January 31, 2011, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3. The bonus shares allocated for Milestones 1 through 3 are valued using the Company’s closing trading price on May 28, 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders. The bonus shares allocated for Milestone 4 are valued using the Company’s closing trading price on June 17, 2008 of US$3.80 per share, the date of the approval of the bonus plan by the disinterested shareholders. As at July 4, 2011, the Company has outstanding firm commitments of approximately $2.700 million, the majority of which relates to the Supplemental Draft Environmental Impact Study process.

In May 2009, the Company determined that Milestone 2 of its Bonus Share Plan, the negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers, had been achieved. As a result, the Company issued the related 1,300,000 common shares to certain directors and insiders.

While these consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations, realize its assets and discharge its liabilities in the normal course of business for the foreseeable future, there are conditions that cast significant doubt on the validity of that assumption. The Company has incurred losses since inception and has an accumulated deficit of $81.086 million at April 30, 2011.

The Company will need to raise sufficient funds to meet its current obligations as well as fund ongoing development, capital expenditures and administration expenses, in accordance with the Company’s spending plans.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

On November 12, 2010, the Company announced that it had entered into a definitive agreement with Glencore AG (“Glencore”) to sell in a private placement 15 million common shares at $2.00 per share for gross proceeds of $30 million, before deducting estimated offering expenses. Completion of the sale of these shares and funding are expected to occur in the following three tranches subject, in each case, to certain closing conditions:

  Tranche 1 of $10 million closed on January 17, 2011;
  Tranche 2 of $10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Company’s three year operating budget approved by Glencore (the “Budget”), and (ii) October 17, 2011, and
  Tranche 3 of $10 million will close on the earlier of (i) the date of the Company’s funding requirement as set forth in the Budget, (ii) the tenth Business Day following receipt by the Company of key permits, in forms reasonably acceptable to Glencore, that enable the Company to begin construction of the Project, and (iii) October 15, 2012.

In order to meet all of its obligations for the period to April 30, 2012, including paying off the current portion of its long-term debt, PolyMet Mining Corp. will have to receive both of the remaining equity tranches, or obtain alternative financing. Management is in the latter stage of discussions with Glencore with respect to the budget, which will enable the Company to access the second $10 million tranche of the equity funding in a timely manner. Management believes that it will also reach agreement with Glencore on timing of funding of the third $10 million tranche of equity funding and that the combination of the two will enable PolyMet to meet its obligations. However, these agreements with Glencore cannot be assured.

Management believes that, based upon the underlying value of the NorthMet Project, it will be able to obtain the necessary financing from Glencore or other sources to meet PolyMet Mining Corp.’s requirements on an ongoing basis; however, there can be no assurance that the necessary financing will be obtained. Factors that could affect the availability of financing include the state of international debt and equity markets, investor perceptions and expectations and the global metals markets.

PolyMet's financial statements do not reflect any adjustments to the carrying values of assets and liabilities, reported expenses, and balance sheet classifications that would be necessary should the Company be unable to continue as a going concern, and these adjustments could be material.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Shareholder Rights Plan

Effective May 25, 2007, the Company adopted an updated Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders on June 27, 2007 and modified by the Company’s shareholders on June 17, 2008. Under the Rights Plan, the Company has issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on December 4, 2003. All common shares subsequently issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Related Party Transactions

During the three months ended April 30, 2011, the Company paid $nil (April 30, 2010 -$16,000) to Dr. Dreisinger, a Director of PolyMet, for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger conducted in-person and telephonic meetings with Mr. William Murray, then the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and it was month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties. The agreement with Dr. Dreisinger was terminated effective January 31, 2011.

Proposed Transactions

There are no proposed transactions that will materially affect the performance of the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Subsequent Events

On December 16, 2010 the Board of the Iron Range Resources and Rehabilitation Board (“IRRRB”) approved, on the commissioner’s recommendation, a secured loan to PolyMet US of up to $4 million. A legal challenge was withdrawn following passage of state legislation that clarified that the IRRRB is an economic development agency with no regulatory oversight for mine permitting activities. On April 15, 2011 the Board of the IRRRB reapproved the loan. On June 28, 2011, the loan agreement closed.

Proceeds from the loan have been used to purchase forest land, wetlands, and lakes with high natural resource and recreational value that will become available for public use and enjoyment. These properties, which the Company previously had under purchase option, were purchased for future use as part of a proposed land exchange for surface rights at the proposed NorthMet mine site currently controlled by the USFS Superior National Forest. The loan is secured by the land acquired from proceeds of the loan, carries a fixed interest rate of 5% per annum, and is repayable on June 30, 2016. Subject to regulatory approval, PolyMet also agreed to issue warrants giving the IRRRB the right to purchase up to 400,000 shares of its common stock at US$2.50 per share at any time until the earlier of June 30, 2016 and one year after the Company receives permits.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board required all public companies to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first filing under IFRS is the filing for the three months ended April 30, 2011 which contains IFRS compliant financial statements on a comparative basis. Although IFRS uses a conceptual framework similar to Canadian GAAP, there are some significant differences in accounting policies.

IFRS Transition

The Company developed a conversion implementation plan that included scoping and planning; design, build, and implement; and a review phase. The Company has completed the scoping, planning; design, build, and implement phases. The review phase will continue in future periods.

The following summarizes the Company’s progress and expectations with respect to its IFRS transition plan:

Initial scoping and analysis of key areas for which changes to accounting policies may be required	Completed
Detailed evaluation of potential changes required to accounting policies, information systems and business processes, including the application of IFRS 1 “First-time adoption of International Financial Reporting Standards”.	Completed
Final determination of accounting policies and the quantitative impact of adopting IFRS on key line items in the Company’s financial statements.	Completed in conjunction with the April 30, 2011 financial statements
Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements.	Completed in conjunction with the April 30, 2011 financial statements

The Company’s staff and advisers involved in the preparation of financial statements have been appropriately trained on the relevant aspects of IFRS affecting the Company and the changes to accounting policies. The Board of Directors and Audit Committee have been regularly updated on the progress of the IFRS conversion plan, and are aware of the key aspects of IFRS affecting the Company.

Note 17 to the April 30, 2011 condensed interim financial statements includes additional detail on the key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS, First-Time Adoption of International Financial Reporting Standards, optional exemptions for significant or potentially significant areas that have had an impact on the Company’s financial statements on transition to IFRS or may have an impact in future periods.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Impact of Adopting IFRS on the Company’s Financial Statements

The adoption of IFRS resulted in some changes to the Company's accounting policies that are applied in the recognition, measurement and disclosure of balances and transactions in its financial statements.

The following provides a summary of the Company's evaluation of changes to accounting policies in key areas based on the current standards and guidance within IFRS. This is not intended to be a complete list of areas where the adoption of IFRS will require a change in accounting policies, but to highlight the areas that the Company has identified as a change in its significant accounting policies. The International Accounting Standards Board has a number of ongoing projects, the outcome of which may have an effect on the changes required to the Company’s accounting policies on adoption of IFRS. At the present time however, the Company is not aware of any significant expected changes that would affect the summary provided below.

i)	Convertible Debt – Glencore Financing

Under IFRS, the value attributable to the conversion factor of convertible debt is the residual of the overall instrument’s fair value, after the fair value of the debt is determined. As was permitted under Canadian GAAP for the Glencore financing, the Company had allocated values to the debt, the conversion factor and warrants on a fair value pro-rata basis.

The transition to IFRS resulted in a decrease in the initial fair value of debt of $612,000, resulting in a fair value of $23,380,170 and an increase in the fair value of the conversion factor and fair value of warrants of $612,000.

Interest and accretion associated with the debt is capitalized to mineral property, plant and equipment. The change in the initial fair value of the debt resulted in an increase capitalized interest and accretion costs of $225,000 at February 1, 2010 and $426,000 at January 31, 2011.

The convertible debt was renegotiated in November 2010, resulting in a loss on extinguishment of the existing debt. Under IFRS, the loss on refinancing of convertible debt was $3,831,000, an increase of $184,000 as calculated under Canadian GAAP.

ii)	Environmental Rehabilitation Provision

The Company elected to apply the IFRS 1 optional exemption for its decommissioning liabilities. The fair value of the environmental rehabilitation provision was calculated as at February 1, 2010 and then discounted to the date the obligation first arose using a historical discount rate and added to the cost of the related asset in mineral property, plant and equipment.

The transition from Canadian GAAP to IFRS resulted in an environmental rehabilitation provision of $13,699,000 as at February 1, 2010, an increase of $10,353,000, and a provision of $15,719,000 as at January 31, 2011, an increase of $11,907,000. The change in accretion of the environmental rehabilitation provision resulted in a $534,000 increase to deficit as at the transition date, February 1, 2010. Accretion for the provision under IFRS was $150,000 for the three months ended April 30, 2010, an increase of $59,000, and was $600,000 for the year ended January 31, 2011, an increase of $217,000. The transition from Canadian GAAP to IFRS resulted in an asset as part of mineral property, plant and equipment associated with environmental rehabilitation of $11,600,000 as at February 1, 2010, an increase of $9,819,000, and an asset of $13,021,000 as at January 31, 2011, an increase of $11,156,000. As the associated assets are not in use, amortization of these assets has not been recorded to April 30, 2011.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

The most significant factor in the measurement difference of the environmental rehabilitation provision under IFRS and asset retirement obligation under Canadian GAAP was the applied discount rate. Under IFRS, a liability specific risk-free rate was used to discount future cash flows, whereas Canadian GAAP required a credit-adjusted risk-free rate. IFRS also requires changes in the liability to be recorded each period based on changes in discount rates, in addition to changes in estimated timing or amount of future cash flows.

iii)	Assets Held for Sale

As a result of the transition to IFRS, non-current assets held for sale have been reclassified to current assets from their classification as non-current assets under Canadian GAAP.

Changes in Accounting Policy and Disclosures

The Internal Accounting Standards Board (“IASB”) has issued the following standards which have not yet been adopted by the Company: IFRS 9, Financial instruments - Classification and Measurement, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements IFRS 12, Disclosure of Interests in Other Entities, IAS 27, Separate Financial Statements, IFRS 13, Fair Value Measurement and amended IAS 28, Investments in Associates and Joint Ventures. Each of the new standards is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early adopt any of the new requirements.

The following is a brief summary of these new standards:

IFRS 9 – Financial instruments - classification and measurement

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss. Requirements for financial liabilities were added to IFRS 9 in October 2010. Most of the requirements for financial liabilities were carried forward unchanged from IAS 39. However, some changes were made to the fair value option for financial liabilities to address the issue of own credit risk.

IFRS 10 – Consolidation

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation—Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

IFRS 11 - Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities—Non-monetary Contributions by Venturers.

IFRS 12 – Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 - Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to Other Standards

In addition, there have been amendments to existing standards, including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital: Unlimited common shares without par value.

Issued and outstanding: As at July 1, 2011, 155,045,791 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at July 1, 2011:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Common share warrants	4,010,000	(Note 1)	August 31, 2011
Stock options	725,000	0.68	July 5, 2011 (Note 4)
Stock options	50,000	0.82	October 18, 2011
Stock options	75,000	0.67	March 30, 2012
Stock options	350,000	0.88	May 1, 2012
Stock options	40,000	0.97	June 15, 2012
Stock options	1,240,000	1.41	September 19, 2012
Stock options	200,000	1.24	October 24, 2012
Stock options	150,000	1.19	December 5, 2012
Stock options	2,400,000	2.86	March 20, 2013
Stock options	325,000	3.07	June 19, 2013
Stock options	300,000	3.95	September 1, 2013
Stock options	75,000	3.63	September 22, 2013
Stock options	525,000	3.41	January 5, 2014
Stock options	1,250,000	2.99	February 13, 2014
Stock options	250,000	2.92	March 12, 2014
Stock options	50,000	2.89	March 23, 2014
Stock options	360,000	3.00	September 4, 2014
Stock options	205,000	3.05	December 12, 2014
Stock options	70,000	3.03	January 11, 2015
Stock options	100,000	2.87	January 31, 2015
Stock options	500,000	2.72	February 15, 2015
Stock options	100,000	3.92	June 2, 2015
Stock options	175,000	3.22	July 30, 2015
Common share warrants	3,000,000	(Note 2) 2.00	December 31, 2015
Stock options	575,000	0.82	January 30, 2016
Common share warrants	400,000	2.50	(Note 3)
Stock options	910,000	0.82	February 17, 2016
Stock options	115,000	2.67	October 15, 2016
Stock options	60,000	3.54	January 8, 2017
Stock options	300,000	2.17	January 25, 2018
Stock options	750,000	2.04	March 10, 2018

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Note 1:

Each warrant entitles the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume- weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

Note 2:	Each warrant entitles the holder to purchase one common share of PolyMet at US$2.00 and expires on December 31, 2015.

Note 3:

Each warrant entitles the holder to purchase one common share of PolyMet at US$2.50 and expires on the earlier of June 20, 2016 and one year after the Company receives its permits for the NorthMet Project.

Note 4:

As at July 5, 2011, the holders of these options were blacked out from trading in the Company’s shares. In these circumstances, PolyMet’s Stock Option Plan provides for an extension of the expiry date of the options to the date which is ten business days following the end of such trading blackout period.

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at June 24, 2009.

Effective May 25, 2007, the Company adopted a new Omnibus Share Compensation Plan (“Stock Option Plan”), which was approved by the Company’s shareholders’ on June 27, 2007. The Stock Option Plan covers the Company’s employees, directors, officers and consultants. The options are granted for varying terms ranging from two to five years. The maximum number of common shares under the stock option plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,967,500 common shares are reserved for issuance as awards other than options.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Risks and Uncertainties

An investment in the Company’s common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2011 on file with the SEC and Canadian securities regulators and other information filed with the Canadian and United States securities regulators before investing in the Company’s common shares. The risks described in PolyMet’s Form 20-F/Annual Information Form are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company’s business. If any of the risks described in PolyMet’s Form 20-F/Annual Information Form for the year ended January 31, 2011 occur, the Company’s business, operating results and financial condition could be seriously harmed and investors could lose all of their investment.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the three months ended April 30, 2011
US Funds

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the quarter ended October 31, 2010 the Company experienced difficulties moving to a new accounting and financial reporting system. These difficulties were primarily in the input and review of transactions and in particular concerned the accurate recording of foreign exchange and intercompany transactions. Termination of an outsource accounting service provider and use of non-accounting personnel to undertake accounting duties exacerbated the problems.

Management undertook a rigorous process to ensure that all transactions were recorded completely and accurately in the accounting records. As a result of these difficulties and this review process, the Company was unable to meet its filing deadline to provide consolidated financial statements, management’s discussion and analysis and CEO and CFO certifications for its quarter ended October 31, 2010.

Management recognized the need to implement changes to the Company’s internal control over financial reporting relating to the input and review of all transactions, including foreign exchange and intercompany transactions. Since filing the third quarter interim financials, Management has been implementing changes to the Company’s internal control over financial reporting including strengthening the segregation of duties, reallocating responsibilities, strengthening the financial reporting team, and is in the final stage of engaging independent advise in connection with complex accounting issues and tax.

Implementation of the changes was not sufficiently complete during preparation of year-end financial statements and, as a consequence, the Company was unable to meet its filing deadline to provide consolidated financial statements, management’s discussion and analysis and CEO and CFO certifications for its year ended January 31, 2011.

Management believes that the full implementation of the changes described ensures timely provision of financial information to the Company's shareholders in future, in accordance with the filing deadlines established by regulators.

Aside from the completion of the implementation of the changes noted above and the retention of a consultant to assist with the transition from Canadian GAAP to IFRS, there have been no other changes in the Company’s internal control over financial reporting during the three month period ended April 30, 2011 that have materially affected, or are reasonably likely to material affect, its internal control over financial reporting.

Additional Information

Additional information related to the Company is available for view on SEDAR and EDGAR, respectively, at www.sedar.com and at www.sec.gov, and at the Company’s website www.polymetmining.com.